Return to Descartes Systems 6-K
EXHIBIT 1

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Consolidated Financial Statements
Fiscal 2005 Second Quarter

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The Descartes Systems Group Inc.

The Descartes Systems Group Inc.
Consolidated Balance Sheets
(US dollars in thousands; US GAAP; July 31 Data Unaudited)

	July 31	January 31
	2004	2004
ASSETS
CURRENT ASSET
Cash and cash equivalents	11,840	13,187
Marketable securities	24,583	34,586
Accounts receivable
Trade	10,043	12,986
Other	2,316	3,501
Prepaid expenses and other	2,387	3,045
	51,169	67,305
MARKETABLE SECURITIES	10,000	17,279
CAPITAL ASSETS	8,083	13,452
LONG-TERM INVESTMENTS	3,300	3,300
GOODWILL	-	18,038
INTANGIBLE ASSETS	6,133	8,264
DEFERRED CHARGES AND OTHER ASSETS	236	1,021
TOTAL ASSETS	78,921	128,659

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	1,860	4,743
Accrued liabilities	8,623	3,609
Deferred revenue	2,523	2,860
Convertible debentures	26,995	-
	40,001	11,212
CONVERTIBLE DEBENTURES	-	26,995
	40,001	38,207

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Common shares - unlimited shares authorized; Shares issued and outstanding 40,705,811 and 40,705,811	364,907	364,907
Additional paid-in capital	81,658	81,667
Unearned deferred compensation	(261)	(339)
Accumulated other comprehensive loss	(346)	(387)
Accumulated deficit	(407,038)	(355,396)
	38,920	90,452
	78,921	128,659

The accompanying notes are an integral part of these consolidated financial statements.

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The Descartes Systems Group Inc.
Consolidated Statements of Operations
(US dollars in thousands, except per share amounts; US GAAP; Unaudited)

	Three Months Ended		Six Months Ended
	July 31	July 31	July 31	July 31
	2004	2003	2004	2003
REVENUES	11,065	15,219	24,321	29,406
COST OF REVENUES	5,892	4,690	11,357	9,470
GROSS MARGIN	5,173	10,529	12,964	19,936
EXPENSES
Sales and marketing	5,705	6,840	13,778	13,835
Research and development	2,844	2,067	6,634	4,187
General and administrative	4,714	2,669	9,632	6,402
Amortization of intangible assets	1,005	1,355	2,131	2,713
Impairment of goodwill	-	-	18,038	-
Restructuring costs and asset impairment	13,154	12,526	13,708	16,129
	27,422	25,457	63,921	43,266
LOSS FROM OPERATIONS	(22,249)	(14,928)	(50,957)	(23,330)
OTHER INCOME (EXPENSE)
Interest expense	(439)	(1,047)	(874)	(2,172)
Investment income	50	379	296	898
Gain on purchase of convertible debentures	-	904	-	904
	(389)	236	(578)	(370)
LOSS BEFORE INCOME TAXES	(22,638)	(14,692)	(51,535)	(23,700)
INCOME TAX EXPENSE - CURRENT	(61)	(14)	(107)	(24)
LOSS	(22,699)	(14,706)	(51,642)	(23,724)
LOSS PER SHARE
Basic and diluted	(0.56)	(0.29)	(1.27)	(0.46)
WEIGHTED AVERAGE SHARES OUTSTANDING
Basic and diluted (thousands)	40,706	50,470	40,706	51,335

The accompanying notes are an integral part of these consolidated financial statements.

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The Descartes Systems Group Inc.
Consolidated Statements of Cash Flows
(US dollars in thousands; US GAAP; Unaudited)

	Three Months Ended		Six Months Ended
	July 31	July 31	July 31	July 31
	2004	2003	2004	2003
OPERATING ACTIVITIES
Loss	(22,699)	(14,706)	(51,642)	(23,724)
Adjustments to reconcile loss to cash provided by (used in) operating activities:
Depreciation	508	578	1,118	1,153
Amortization of intangible assets	1,005	1,355	2,131	2,713
Impairment of goodwill	-	-	18,038	-
Write-off of redundant assets	5,770	-	5,770	-
Amortization of convertible debenture costs	64	154	128	323
Amortization of deferred compensation	34	36	69	101
Gain on purchase of convertible debentures	-	(904)	-	(904)
Changes in operating assets and liabilities:
Accounts receivable
Trade	2,790	(901)	2,943	(1,059)
Other	80	(386)	1,185	573
Prepaid expenses and other	313	(831)	106	(1,438)
Deferred charges and other assets	235	30	657	(470)
Accounts payable	(1,215)	(1,289)	(2,883)	(2,966)
Accrued liabilities	3,631	2,050	5,055	1,987
Deferred revenue	(613)	(177)	(337)	(374)
Cash used in operating activities	(10,097)	(14,991)	(17,662)	(24,085)
INVESTING ACTIVITIES
Short-term marketable securities	7,191	(5,195)	10,003	3,326
Long-term marketable securities	1,849	100,076	7,279	97,461
Additions to capital assets	(96)	(1,031)	(967)	(2,654)
Acquisition of subsidiaries	-	(100)	-	(100)
Cash provided by investing activities	8,944	93,750	16,315	98,033
FINANCING ACTIVITIES
Purchase of convertible debentures	-	(43,274)	-	(43,274)
Purchase of common shares	-	(27,228)	-	(27,228)
Issuance of common shares for cash	-	-	-	17
Cash used in financing activities	-	(70,502)	-	(70,485)
Decrease (increase) in cash and cash equivalents	(1,153)	8,257	(1,347)	3,463
Cash and cash equivalents at beginning of period	12,993	16,401	13,187	21,195
Cash and cash equivalents at end of period	11,840	24,658	11,840	24,658
Supplemental disclosure of cash flow information:
Cash paid during the period for interest	742	2,095	742	2,095
Cash paid during the period for income taxes	53	72	144	130

The accompanying notes are an integral part of these consolidated financial statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of US dollars, except per share amounts; US GAAP; Unaudited)

Note 1 - Description of the Business

The Descartes Systems Group Inc. ("Descartes," "Company," "our," or "we") operates in one business segment providing supply chain solutions that help companies reduce costs, save time, and enhance customer satisfaction. Our technology-based solutions, which consist of services and software, provide connectivity and document exchange, route planning and wireless dispatch, inventory and asset visibility, transportation management, and warehouse optimization.

Note 2 - Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in United States (US) dollars and in accordance with generally accepted accounting principles (GAAP) in the US and the rules and regulations of the Canadian Securities Administrators and US Securities and Exchange Commission for the preparation of interim financial statements. Accordingly, these consolidated financial statements do not include all of the information and notes required for compliance with GAAP in the US for annual financial statements. These statements should be read in conjunction with our audited consolidated financial statements prepared for the fiscal year ended January 31, 2004.

The interim financial statements reflect all adjustments (consisting only of normal, recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of results for the interim periods presented. The preparation of these unaudited consolidated financial statements requires management to makes estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Actual results could differ from these estimates and the results of operations for the interim period should not be considered indicative of results to be expected for the full year ending January 31, 2005.

Our fiscal year commences on February 1st of each year and ends on January 31st of the following year. Our fiscal year, which ends on January 31, 2005, is referred to as the "current fiscal year," "fiscal 2005," "2005," or using similar words. Our previous fiscal year, which ended on January 31, 2004, is referred to as the "previous fiscal year," "fiscal 2004," "2004," or using similar words. Other fiscal years are referenced by the applicable year during which the fiscal year ends. For example, "2008" refers to the annual period ending January 31, 2008 and the "second quarter of 2008" refers to the quarter ending July 31, 2007.

Note 3 - Cash, Cash Equivalents and Marketable Securities

Marketable securities represent cash invested in investment-grade corporate bonds and commercial paper and in investment-grade dividend received deduction ("DRD") eligible securities issued by US corporations. Cash and cash equivalents include short-term deposits and marketable debt securities maturing within three months from the balance sheet date. Short-term marketable securities are comprised of debt securities maturing between three and 12 months from the balance sheet date. Long-term marketable securities are comprised of DRD eligible securities and debt securities maturing in excess of 12 months from the balance sheet date.

In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," we classify all investments in debt securities as available-for-sale. These debt securities are carried at fair value on the

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balance sheet with unrealized investment gains/(losses) excluded from net loss and reported in accumulated other comprehensive loss as a separate component of shareholder’s equity. Total unrealized investment gains/(losses) for the second quarter and first two quarters of 2005 were a loss of $14 and a gain of $20 respectively, compared to gains of $37 and $100 respectively for the same periods in 2004. We do not have any investments with unrealized gains/(losses) greater than 12 months as at July 31, 2004.

Our investment portfolio is subject to market risk due to changes in interest rates. We place our investments with high credit quality issuers and, by policy, limit the amount of credit exposure to any one issuer. As stated in our investment policy, we are averse to principal loss and seek to preserve our invested funds by limiting default risk, market risk and reinvestment risk.

Operating Lines of Credit
We have operating lines of credit of $9.0 million. Borrowings under this facility bear interest at prime rate based on the borrowed currency (3.75 percent on Canadian dollar borrowings and 4.25 percent on US dollar borrowings at July 31, 2004), are due on demand and are secured by our bond portfolio and a general assignment of inventory and accounts receivable. At July 31, 2004, we had issued letters of credit with balances outstanding of $5.3 million, which reduced the available operating line of credit by a corresponding amount.

Note 4 - Trade Receivables

	July 31	January 31
	2004	2004
Trade receivables	15,604	17,359
Less: Allowance for doubtful accounts	(5,561)	(4,373)
	10,043	12,986

Note 5 - Goodwill and Intangible Assets

	July 31	January 31
	2004	2004
Goodwill
Cost less impairment charges	37,793	55,831
Accumulated amortization	37,793	37,793
	-	18,038
Intangible Assets
Cost less impairment charges
Customer agreements and relationships	16,963	16,963
Non-compete covenants	1,162	1,162
Existing technology	8,841	8,841
Trade names	7,934	7,934
	34,900	34,900
Accumulated amortization
Customer agreements and relationships	13,924	12,706
Non-compete covenants	990	893
Existing technology	6,921	6,405
Trade names	6,932	6,632
	28,767	26,636
	6,133	8,264

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Goodwill
When we acquire a subsidiary, we determine the fair value of the net tangible and intangible assets acquired and compare the total amount to the amount that we paid for the investments. Any excess of the amount paid over the fair value of those net assets is considered to be goodwill. Goodwill is tested at least annually for impairment to ensure that its fair value is greater than or equal to carrying value. Any excess of carrying value over fair value is charged to income in the period in which impairment is determined.

Annual Goodwill Impairment Test
On February 1, 2002, we ceased amortizing goodwill. Prior to that date we amortized goodwill arising from any acquisition made before July 1, 2001 over its useful life. We originally designated February 1st as the date for our annual impairment test. The first annual impairment test on February 1, 2003, using a valuation approach based on market capitalization and discounted cash flow models, indicated a goodwill impairment of $86.7 million that was recorded in the results of operations for 2003.

During the third quarter of 2004, we changed the date of our annual goodwill impairment test to October 31st of each year. This was done so that the impairment test did not coincide with the period when we are focused on preparing our annual audited financial statements. We believe that the change in the test date is preferable for administrative purposes and is not intended to delay, accelerate or avoid any impairment charge.

We completed our annual goodwill impairment test as of October 31, 2003 by comparing our estimated enterprise fair value to our book value. This comparison indicated an aggregate enterprise fair value in excess of book value. Accordingly, we determined that no impairment existed.

In addition to our annual impairment tests, we perform a quarterly analysis of whether any event has occurred that would more likely than not reduce our enterprise value below our carrying amount and, if so, we perform a goodwill impairment test between the annual dates. In light of various events publicly announced in May 2004, we performed such an impairment test in respect of the first quarter of 2005 and determined that book value was significantly in excess of enterprise value and that the entire remaining recorded goodwill was impaired. Accordingly, a goodwill impairment charge of $18.0 million was recorded in the first quarter of 2005. As a result, there is no more goodwill recorded on our financial statements.

Intangible Assets
Intangible assets related to our acquisitions are recorded at their fair value at the acquisition date. Intangible assets with a finite life are amortized to income over their useful life, which historically has not exceeded five years.

We write down intangible assets with a finite life to fair value when the related undiscounted cash flows are not expected to allow for recovery of the carrying value. Fair value of intangibles is determined by discounting the expected cash flows from the particular intangible assets. No intangible impairment was recorded in the first or second quarter of 2005, nor was any recorded in the first or second quarter of 2004.

Intangible assets with an indefinite life are not subject to amortization; they are tested at least annually for impairment to ensure that their fair value is greater than or equal to the carrying value. Any excess is charged to income in the period in which impairment is determined. We had no intangible assets with an indefinite life for any of the periods reported.

Note 6 - Restructuring Costs and Asset Impairment

May 2004 Announcement
On May 17, 2004, we announced that we were taking actions to significantly reduce our expenses, which actions included a downsizing of our global staff by approximately 130 employees, or approximately 35 percent of our total staff. In addition, we announced that we would be closing certain offices, and canceling certain leases,

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consulting and other operating contracts. We announced that we expected to record restructuring charges of approximately $5.5 million to $6.5 million and that the majority of these charges would be recorded in the second quarter of 2005. In addition, we identified that we would be examining whether certain assets were redundant as a result of the cost reduction initiatives. On September 2, 2004 we announced that we had identified additional opportunities for cost savings and efficiencies and, accordingly, in executing on these expense reduction activities our workforce ended up being reduced by approximately 45 percent.

May 2003 Announcement
Based on a review of cost levels, we announced on May 6, 2003 a downsizing of our global operations by approximately 130 employees. In addition to workforce reduction across all operations, the plans included further consolidation of office facilities, lease terminations, and write-down of redundant assets.

June 2002 Announcement
On June 19, 2002 we announced that we had commenced restructuring plans in order to align our cost structure with our network-based revenue model and to streamline our corporate operations. The plans included the centralization of certain support functions such as finance, customer care, research and development, and network services primarily in Waterloo, Ontario. The plans also included the consolidation of our network infrastructure and data center facilities in Ontario and Georgia. These restructuring plans resulted in the prompt reduction of workforce by approximately 120 employees, or 20 percent of the total workforce, across all geographic areas within which we operate. The reductions were concentrated within the finance, customer care, research and development, and network services functional areas. In conjunction with the above-noted centralization plans and workforce reduction, we also identified leased facilities that were in excess of our ongoing space requirements. The termination cost of these leased facilities along with the redundant leasehold improvements, furniture and fixtures, and computer equipment were reflected in the restructuring provision. Furthermore, the restructuring provision reflected the cost of consolidation of data center facilities:

Summary of all Restructuring Initiatives
The following table shows the changes in the restructuring provision for the May 2004, May 2003, June 2002 and August 2001 cost reduction initiatives from January 31, 2004 by quarter (in millions of dollars).

First Quarter of 2005	Provision as at January 31, 2004	Additional Charges	Revisions	Cumulative Cash Payments	Remaining Provision as at April 30, 2004
August 2001	4	-	13	(17)	-
June 2002
Office closure costs	160	-	150	(195)	115
May 2003
Workforce reduction	97	22	-	(119)	-
Office closure costs	477	372	(3)	(412)	434
	738	394	160	(743)	549

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Second Quarter of 2005	Provision as at April 30, 2004	Additional Charges	Revisions	Cash Payments	Non-Cash Payments	Provision as at July 31, 2004
June 2002
Office closure costs	115	-	523	(244)	-	394
May 2003
Workforce reduction	-	-	177	(177)	-	-
Office closure costs	434	-	724	(300)	-	858
May 2004
Workforce reduction	-	4,217	-	(2,943)	-	1,274
Office closure costs	-	1,743	-	(604)	-	1,139
Redundant assets	-	5,770	-	-	(5,770)	-
	549	11,730	1,424	(4,268)	(5,770)	3,665

During the second quarter of 2005, we incurred aggregate charges relating to our May 2004 restructuring initiative of $11.7 million comprised of $4.2 million for workforce reduction, $1.7 million for office closure costs and $5.8 million for redundant assets. Additionally, due to revised restructuring assumptions, we incurred revised charges of $1.4 million comprised of $1.2 million of office closure costs and $0.2 million in workforce reduction costs related to our June 2002 and May 2003 restructuring initiatives.

The provisions for our three restructuring initiatives were reduced in the second quarter by cash payments related to these initiatives of $4.3 million. In addition, we incurred a non-cash write-off of redundant assets in connection with the May 2004 initiative of $5.8 million relating primarily to software, hardware and office-related assets.

We have completed our workforce reduction obligations under each of the June 2002 and May 2003 restructuring plans. Accordingly, as at July 31, 2004, our remaining provision under these plans relates to office closure costs of approximately $1.3 million from the June 2002 and May 2003 restructuring initiatives. We expect that the remaining provision under all three plans will be drawn down by the end of the fourth quarter in 2008. We currently anticipate that the activities under the May 2004 restructuring initiative will be complete by the end of the fourth quarter of 2005.

In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and supercedes Emerging Issues Task Force ("EITF") Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at its fair value in the period in which the liability is incurred, except for a liability for one-time termination benefits that are incurred over time. The provisions of SFAS 146 are effective for exit or disposal activities initiated after December 31, 2002. The provisions of EITF Issue 94-3 shall continue to apply for an exit activity initiated under an exit plan that met the criteria of EITF Issue 94-3 prior to the initial application of SFAS 146.

Our restructuring reserves and costs for our June 2002 restructuring plans were determined under the provisions of EITF Issue 94-3. The restructuring reserves and costs for our May 2004 and May 2003 announcement were valued under the provisions of SFAS No. 146 using an estimated fair value method.

Note 7 - Convertible Debentures

On June 30, 2000, we issued $75.0 million aggregate principal amount of 5.5 percent convertible unsecured subordinated debentures maturing on June 30, 2005, the issuance of which was quali&#-1279;ed by a short form prospectus dated June 26, 2000. Interest on the debentures has accrued from June 30, 2000 and is payable in equal semi-annual installments in arrears on June 30th and December 30th of each year, the first payment having been

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made on December 30, 2000. Issuance costs of $3.5 million are being amortized to interest expense over the term of the debenture, subject to earlier write-off in connection with repurchases of the debentures, with the balance of the issuance costs being shown as deferred issuance costs on the balance sheet. Each debenture is convertible, at the option of the holder, into common shares at any time prior to June 30, 2005 at a price of $35 per common share. The debentures may be redeemed at our option, provided that the average closing price of the common shares on the Nasdaq National Market during the 20 consecutive trading days ending five trading days preceding the date on which notice of redemption is given is not less than 125 percent of the conversion price. We may elect to satisfy the obligation to pay all or any part of the aggregate principal amount of the debentures on redemption or maturity by delivery of that number of common shares obtained by dividing the principal amount of the debentures by 95 percent of the average closing price of the common shares on the Nasdaq National Market for the period of 20 consecutive trading days ending five trading days before the redemption or maturity date, as applicable.

In each of December 2001 and March 2002, pursuant to a normal course issuer bid, we purchased for cancellation $1.5 million principal amount of the debentures, or an aggregate of $3.0 million. In each case, the debentures were purchased for approximately $1.1 million, resulting in a gain of $0.4 million, which was recorded in the related fiscal quarter.

On August 1, 2002, we announced that we offered to purchase for cancellation up to $51,428,571 aggregate principal amount of the debentures. We offered to pay a cash price of $700 for each $1,000 principal amount of debentures, plus accrued and unpaid interest. The offer was made by way of an issuer bid, which was open for acceptance until September 6, 2002. On September 7, 2002, we announced that pursuant to the offer, we would acquire a nominal principal amount of the debentures (which acquisition was completed later in the quarter ended October 31, 2002). The acquisition of the debentures resulted in a loss of $0.5 million net of costs associated with the offer and the write-off of the related deferred issuance costs.

On June 5, 2003, we announced that we were offering to purchase, indirectly through a wholly-owned subsidiary, up to $45.0 million aggregate principal amount of the debentures. Under the offer for the debentures, we offered to pay a cash price of $950 for each $1,000 principal amount of debentures, plus unpaid interest (subject to any applicable withholding tax) accrued to but excluding the date of purchase. On July 17, 2003, we announced that this subsidiary had purchased $45.0 million aggregate principal amount of the debentures for $42.8 million resulting in a gain of $0.9 million net of costs associated with the offer and the write-off of the related deferred issuance costs.

On December 8, 2003, we announced that the Toronto Stock Exchange (the "TSX") had approved the purchase by 3078393 Nova Scotia Company, our wholly-owned subsidiary, of up to an aggregate of $3,599,750 principal amount of our remaining outstanding debentures pursuant to a normal course issuer bid. The purchases can occur from time to time over the 12 months following such announcement through the facilities of the TSX, if and when considered advisable by us. As of July 31, 2004 we had not purchased any debentures under this normal course issuer bid.

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Note 8 - Comprehensive Loss and Accumulated Other Comprehensive Loss

Comprehensive Loss
The following table shows the computation of comprehensive loss:

Period Ended	Three Months Ended		Six Months Ended
	July 31	July 31	July 31	July 31
	2004	2003	2004	2003
Loss	(22,699)	(14,706)	(51,642)	(23,724)
Other comprehensive income (loss):
Unrealized mark to market gain (loss) on securities	(14)	37	20	100
Foreign currency translation adjustments	405	(352)	21	710
	391	(315)	41	810
Comprehensive loss	(22,308)	(15,021)	(51,601)	(22,914)

Accumulated Other Comprehensive Loss
The following table shows the components of accumulated other comprehensive loss:

	July 31	January 31
	2004	2004
Accumulated mark to market gain (loss) on securities	(79)	(99)
Accumulated foreign currency translation adjustments	(267)	(288)
Accumulated other comprehensive loss	(346)	(387)

Note 9 - Loss Per Share

Basic and diluted loss per share amounts were calculated by dividing the loss by the weighted average number of common shares outstanding during the period. As a result of losses applicable to common shares, the options granted under stock option plans and the conversion privileges on the convertible debentures were excluded in the diluted loss per share calculation, as their inclusion would have been antidilutive.

Note 10 - Stock-Based Compensation Plans

We maintain stock option plans for directors, officers, employees and service providers. Options to purchase our common shares are granted at an exercise price equal to the fair market value of our common shares at the day prior to the grant, other than those options granted in conjunction with acquisitions. As a result, no compensation expense is recorded when options are granted. When stock options are exercised, we include the amount of the proceeds in share capital.

Stock options generally vest over a three- to five-year period starting from their grant date and expire seven years from the date of their grant.

As of July 31, 2004, we had 3,295,386 stock options granted and outstanding under our shareholder-approved stock option plan. In addition, there were 172,874 stock options outstanding in connection with option plans assumed or adopted pursuant to various previously completed acquisitions.

We account for those plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting For Stock Issued to Employees," and related Interpretations. The following table illustrates the effect on net income

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and earnings per share if we had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation":

	Three Months Ended		Six Months Ended
	July 31	July 31	July 31	July 31
	2004	2003	2004	2003
Loss - As reported	(22,699)	(14,706)	(51,642)	(23,724)
Add: Amortization of deferred compensation, as reported	34	36	69	101
Less: Total stock-based compensation expense determined under SFAS No. 123	(1,155)	(1,372)	(2,337)	(2,725)
Loss - Pro forma	(23,820)	(16,042)	(53,910)	(26,348)

Loss per share - Basic and diluted
As reported	(0.56)	(0.29)	(1.27)	(0.46)
Pro forma	(0.59)	(0.32)	(1.32)	(0.51)

The fair value of stock option grants is estimated using the Black-Scholes option-pricing model with the following assumptions:

	Three Months Ended		Three Months Ended
	July 31	April 30	July 31	April 30
	2004	2004	2003	2003
Black-Scholes weighted average assumptions:
Expected dividend yield	0.0%	0.0%	0.0%	0.0%
Expected volatility	64.0%	72.0%	84.0%	86.0%
Risk-free rate	4.0%	3.5%	3.5%	3.8%
Expected option life in years	4.5	4.5	5.0	5.0
Weighted average fair value per option	$0.49	$1.40	$1.56	$1.68

Note 11 - Segmented Information

We operate in one business segment providing supply chain solutions. The following tables provide our segmented revenue information by geographic areas of operation and by license and services revenue:

	Three Months Ended		Six Months Ended
	July 31	July 31	July 31	July 31
	2004	2003	2004	2003
Revenues
Americas	8,151	10,651	17,403	20,471
Europe, Middle East and Africa	2,442	3,412	5,328	6,490
Asia Pacific	472	1,156	1,590	2,445
	11,065	15,219	24,321	29,406

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	Three Months Ended		Six Months Ended
	July 31	July 31	July 31	July 31
	2004	2003	2004	2003
Revenues
Licenses	770	2,814	2,483	4,768
Services	10,295	12,405	21,838	24,638
	11,065	15,219	24,321	29,406

Services revenues are comprised of the following: (i) ongoing transactional and/or subscription fees for use of our services and products by our customers; (ii) professional services revenues from consulting, implementation and training services related to our services and products; and (iii) maintenance and other related revenues, which include revenues associated with maintenance and support of our services and products. License revenues derive from licenses granted to our customers to use our software products.

The following table provides our segmented information by geographic areas of operation for our long-lived assets. Long-lived assets represent capital assets, goodwill and intangible assets that are attributed to individual geographic segments.

	July 31	January 31
	2004	2004
Total long-lived assets
Americas	11,815	34,734
Europe, Middle East and Africa	2,265	4,609
Asia Pacific	136	411
	14,216	39,754

Note 12 - Contingencies

On January 23, 2004, we announced that a complaint alleging patent infringement had been filed against us in the United States District Court for the Southern District of New York by ArrivalStar, Inc. The complaint alleges that certain of our products infringe certain patents of ArrivalStar, Inc. We believe the claim is without merit and are vigorously defending the claim.

On or about May 19, 2004, we were named as a defendant in a securities class action lawsuit captioned Brij Walia v. The Descartes Systems Group Inc., et al., which was filed in the United States District Court for the Southern District of New York purportedly on behalf of purchasers of our common stock between June 4, 2003 and May 6, 2004. The complaint also names as defendants two of our former officers. The complaint alleges, among other things, that the defendants made misstatements to the investing public between June 4, 2003 and May 6, 2004 regarding our financial condition. Three additional complaints have been filed making substantially similar allegations and it is possible that one or more additional or amended complaints may follow. We believe all such claims are without merit and intend to vigorously defend all such matters.

We are also subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. The consequences of these matters are not presently determinable but, in the opinion of management after consulting with legal counsel, the ultimate liability is not, at this time, expected to have a material effect on our annual results of operations, financial position or capital resources.

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Note 13 - Summary of Material Differences between Canadian GAAP and US

We prepare our consolidated financial statements in accordance with US GAAP that conforms in all material respects with Canadian GAAP except as set forth below.

Condensed Consolidated Balance Sheets

	July 31 2004	January 31 2004
Total assets in accordance with US GAAP	78,921	128,659
Mark-to-market of short- and long-term marketable securities (a)	79	99
Total assets in accordance with Canadian GAAP	79,000	128,758

Total liabilities in accordance with US GAAP	40,001	38,207
Convertible debentures (b)	(1,104)	(1,646)
Total liabilities in accordance with Canadian GAAP	38,897	36,561

Total shareholders’ equity in accordance with US GAAP	38,920	90,452
Mark-to-market of short- and long-term marketable securities (a)	79	99
Convertible debentures (b)	1,104	1,646
Total shareholders’ equity in accordance with Canadian GAAP	40,103	92,197

Condensed Consolidated Statements of Operations

	Three Months Ended		Six Months Ended
	July 31	July 31	July 31	July 31
	2004	2003	2004	2003
Loss, in accordance with US GAAP	(22,699)	(14,706)	(51,642)	(23,724)
Amortization of convertible debentures (b)	(271)	(614)	(542)	(1,270)
Loss on purchase of convertible debentures (b)	-	(3,720)	-	(3,720)
Foreign exchange translation gain (loss) (c)	-	(352)	(384)	843
Loss in accordance with Canadian GAAP (per Canadian GAAP in effect on July 31, 2003)	(22,970)	(19,392)	(52,568)	(27,871)
Stock-based compensation expense (d)	(428)	(158)	(574)	(293)
Loss in accordance with Canadian GAAP (per Canadian GAAP in effect July 31, 2004)	(23,398)	(19,550)	(53,142)	(28,164)

(a) Mark-to-market of short- and long-term marketable securities
Under US GAAP, marketable debt securities that are available for sale are recorded at their fair market value. Under Canadian GAAP, marketable debt securities are recorded at amortized cost.

(b) Convertible debentures
Under US GAAP, convertible debentures are recorded at their face value. Under Canadian GAAP, the debt and equity components of the convertible debentures are recorded and presented separately. The debt component of the convertible debentures is measured and recorded based on the present value of future principal and interest payments at the date of issue. The equity component is recorded based on the difference between the face value

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and the value of the debt component at the date of issue. The equity component is amortized to interest expense on a straight-line basis over the term to maturity of the convertible debentures. Since the carrying value of the debentures differs between US GAAP and Canadian GAAP, the resulting gain/(loss) on a repurchase of debentures will also differ.

(c) Foreign exchange translation gain/(loss)
Under US GAAP, foreign exchange translation gain/(loss) is recorded in comprehensive income and included in equity where the functional currency of the parent company’s foreign operations is the local currency. Under Canadian GAAP, foreign exchange translation gain/(loss) is recorded in earnings where it is determined that the foreign operations are integrated with the parent company. In conjunction with our cost reduction initiatives announced in May 2004, management determined that its foreign subsidiaries should be treated under the current rate method for Canadian GAAP beginning with the second quarter of 2005 and for subsequent quarters.

(d) Stock-based compensation expense
Under US GAAP, under APB 25, no compensation expense is recorded for the granting of employee stock options if the stock options are granted with an exercise price greater or equal to the fair market value at the date of the grant. Under Canadian GAAP, we have adopted the amended recommendations in CICA Handbook Section 3870 ("Section 3870"), "Stock-based Compensation and Other Stock-based Payments" which require fair value accounting for employee awards granted on or after January 1, 2002. Based on the transitional provisions of Section 3870, we have restated the results of operations for the three- and six-month period ended July 31, 2003 to include the expense for employee awards that was previously included in the pro forma note disclosures for this period.

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The Descartes Systems Group Inc.
Corporate Headquarters

120 Randall Drive
Waterloo, Ontario N2V 1C6
Canada

Phone:    (519) 746-8110
     (800) 419-8495
Fax:     (519) 747-0082

info@descartes.com
www.descartes.com